

07000682

ɴITED STATES
ID EXCHANGE COMMISSION
.ington, D.C. 20549

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RECEIVED FEB 2 6 2007 SEC MAIL PROCESSING SECTION WASH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Capital Alliance, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St. # 1614
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Chu (312) 362-2050
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry Chu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **First Capital Alliance, L.P.**, as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Henry M. Chu
Signature

Member, First Capital Alliance, LLC
GP of First Capital Alliance, L.P.
Title



"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

First Capital Alliance Limited Partnership
(An Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
FIRST CAPITAL ALLIANCE LIMITED PARTNERSHIP
Chicago, Illinois

We have audited the accompanying statement of financial condition of FIRST CAPITAL ALLIANCE LIMITED PARTNERSHIP (An Illinois Limited Partnership) as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FIRST CAPITAL ALLIANCE LIMITED PARTNERSHIP as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 5, 2007

FIRST CAPITAL ALLIANCE LIMITED PARTNERSHIP
(An Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash in bank	$	23,681
Securities owned, at market		
Equities		145,014,478
Options		276,370
Interest and dividends receivable		107,190
Furniture and equipment, net		813
Exchange membership, at cost (market value $34,000)		65,000
Other assets		10,757
TOTAL ASSETS	$	145,498,289

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Payable to clearing brokers	$	56,338,103
Securities sold not yet purchased, at market		
Equities		17,652,730
Options		9,481,728
Interest and dividends payable		40,026
Accrued expenses		133,041
Accrued non-qualified pension plan contribution		158,518
Total Liabilities		83,804,146
PARTNERS' CAPITAL		
General partner		1,341,441
Limited partners		60,352,702
Total Partners' Capital		61,694,143
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	145,498,289

See accompanying notes.

FIRST CAPITAL ALLIANCE LIMITED PARTNERSHIP
(An Illinois Limited Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

(1) NATURE OF BUSINESS

First Capital Alliance Limited Partnership (the "Partnership") is a limited partnership formed under the Illinois Revised Uniform Limited Partnership Act to trade and invest in securities.

(2) SUMMARY OF SIGNIFICANT POLICIES

Securities owned and securities sold, not yet purchased, are carried at quoted market values.

Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Purchased equipment and furniture are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. At December 31, 2006, accumulated depreciation totaled $100,441.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) LIMITED PARTNERSHIP AGREEMENT

The Partnership has a term of existence through December 31, 2020 unless otherwise terminated under the provisions of the partnership agreement.

The income or loss of the Partnership is allocated among the partners based on their capital accounts at the beginning of each accounting period, in accordance with the partnership agreement.

The General Partner, First Capital Alliance L.L.C., earns a management fee equal to ½% quarterly (2% annually) of the net asset value of limited partner capital balances. In addition, the General Partner receives an incentive allocation of 20% of annual net profits earned on limited partner capital accounts during the calendar year.

(4) INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Partnership flows directly through to the income tax returns of the individual partners.

(5) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties to specific positions.

Concentration of Credit Risk

The Company clears all of its trades through one clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

(5) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Guarantees (continued)

As of December 31, 2006, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2006, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(6) CONCENTRATIONS OF CREDIT RISK

At December 31, 2006, a significant credit concentration consisted of the market values of the Partnership's trading accounts carried by its clearing firm, a securities broker/dealer, which approximated $62 million.

(7) NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of approximately $29,900,000 which exceeded requirements by approximately $29,800,000. The Partnership's net capital ratio was less than 1 to 1.

(8) KEY MAN PENSION PLAN

The partnership has established a key man employee pension plan. All employees working at the year end are qualified to be in the plan provided they meet the eligibility criteria as mentioned in the plan documents. The yearly contributions are discretionary and based on performance of the partnership and employee. The total amount contributed to the plan in 2006 was $110,500. All the plan funds are invested into the partnership trading accounts.

END